Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

September 13, 2024

Ms. Emily Rowland

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendment No. 216 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 216”)

Dear Ms. Rowland:

This letter responds to comments you provided in a telephonic conversation with me on August 16, 2024, with respect to Amendment No. 216. Amendment No. 216 was filed on July 10, 2024, and included disclosure with respect to the (i) SPDR SSGA My2026 Municipal Bond ETF, SPDR SSGA My2027 Municipal Bond ETF, SPDR SSGA My2028 Municipal Bond ETF, SPDR SSGA My2029 Municipal Bond ETF, SPDR SSGA My2030 Municipal Bond ETF (collectively, the “Municipal Bond ETFs”), and (ii) SPDR SSGA My2026 Corporate Bond ETF, SPDR SSGA My2027 Corporate Bond ETF, SPDR SSGA My2028 Corporate Bond ETF, SPDR SSGA My2029 Corporate Bond ETF, SPDR SSGA My2030 Corporate Bond ETF, SPDR SSGA My2031 Corporate Bond ETF, SPDR SSGA My2032 Corporate Bond ETF, SPDR SSGA My2033 Corporate Bond ETF, and SPDR SSGA My2034 Corporate Bond ETF (collectively, the “Corporate Bond ETFs,” and, together with the Municipal Bond ETFs, the “Funds”), each a series of the Registrant, as set forth in the Funds’ Prospectuses and Statements of Additional Information filed as part of Amendment No. 216.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 216. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 216.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

General Comments:

1.

Comment: Please file responses to the Staff’s comments as correspondence on EDGAR at least five (5) days prior to the effective date of the registration statement in order to give the Staff enough time to adequately review the responses. Once correspondence has filed, please also email a blackline of the prospectuses and SAI reflecting changes from the initial filing.

Response: The Registrant acknowledges the Staff’s comment and will endeavor to file the response letter in advance of the effective date of the registration statement to provide the Staff time to review the responses. Once correspondence has filed, the Registrant will provide the Staff with blacklines of the prospectuses and SAI.

2.	Comment: Please provide each Fund’s ticker in the 485(b) filing and ensure the ticker code is updated on EDGAR.

Response: The Registrant confirms each Fund’s ticker will be included in the 485(b) filing and the ticker code will be updated on EDGAR.

3.	Comment: Please file on EDGAR a completed draft of each Fund’s fee table and example information prior to effectiveness.

Response: The completed fee and example tables are included in Appendix A to this correspondence. Please note the tables for each Corporate Bond ETF are identical and the tables for each Municipal Bond ETF are identical. Accordingly, Appendix A only includes two fee and example tables, one for Corporate Bond ETFs and one for Municipal Bond ETFs.

Prospectus Comments (Both Corporate Bond ETFs and Municipal Bond ETFs, unless otherwise indicated):

4.

Comment: The principal investment strategies state that each Fund may invest up to 10% of its net assets in bonds rated below investment grade. Please confirm whether the Funds can hold distressed or defaulted securities and, if so, add corresponding disclosure.

Response: The Registrant confirms the Funds do not currently intend to invest in distressed or defaulted securities as part of their principal investment strategies.

5.

Comment: For clarity, please consider moving the sentence below, currently included in the second paragraph of the principal investment strategies, to the first paragraph of the principal investment strategies, immediately following the sentence discussing that each Fund will primarily invest in bonds of a specific maturity year. Please also disclose the expected percentage that will be in this buffer period.

Corporate Bond ETFs:

The Fund may also invest in corporate bonds with maturity dates within six months prior to or after the Fund’s target maturity year.

Municipal Bond ETFs:

The Fund may also invest in municipal bonds with maturity dates within six months prior to or after the Fund’s target maturity year.

Response: The Registrant has moved the sentences noted above as requested. The extent of a Fund’s investment in bonds with maturity dates within six months prior to or after a Fund’s target maturity year may vary based on different circumstances and market conditions and, as a result, the Registrant is unable to provide a meaningful estimate; however, the Registrant currently does not expect such investments by a Fund to be significant.

6.

Comment: Please explain supplementally why each Fund needs the flexibility to deviate from its 80% policy for more than six months and why the Registrant believes each Fund’s name is not misleading if the Fund is not invested consistent with its 80% policy for more than six months.

Response: The Registrant notes the Corporate Bond ETFs’ policy is to invest 80% of its net assets (plus borrowings for investment purposes) in corporate bonds, and the Municipal Bond ETFs’ policy is to invest 80% of its net assets (plus borrowings for investment purposes) in investments the income of which is exempt from federal income tax. The Registrant does not currently expect any Fund to deviate from its 80% policy for more than six months; however, a Fund may deviate from its 80% policy in the period leading up to its target maturity date and disclosure noting this has been added in response to Comment 7 below.

7.

Comment: Please add disclosure to each Fund’s principal investment strategy noting that during the Fund’s maturity year, the Fund may deviate from its 80% investment policy. Please note it is the Staff’s position that investments made during each Fund’s maturity year, outside of corporate bonds or investments the income of which is exempt from federal income tax, as applicable, that exceed 20%, should be limited to cash and cash equivalents, and not money market instruments.

Response: The Registrant has revised the fourth paragraph of each Fund’s principal investment strategy as noted below. Because they are generally highly liquid and easily convertible into cash, the Registrant considers shares of money market funds to be cash equivalents.

Corporate Bond ETFs:

In the Fund’s target maturity year, proceeds from corporate bonds maturing prior to the Fund’s liquidation date may be reinvested in cash and cash equivalents, including, but not limited to, ~~or money market instruments, such as repurchase agreements and~~ shares of money market funds (including money market funds advised by the Adviser). Leading up to the Fund’s target maturity date, the Fund’s cash and cash equivalents holdings may increase and the Fund’s investments in corporate bonds may be less than 80% of the Fund’s net assets.

Municipal Bond ETFs:

In the Fund’s target maturity year, proceeds from municipal bonds maturing prior to the Fund’s liquidation date may be reinvested in cash and cash equivalents, including, but not limited to, ~~or money market instruments, such as repurchase agreements and~~ shares of money market funds (including money market funds advised by the Adviser). Leading up to the Fund’s target maturity date, the Fund’s cash and cash equivalents holdings may increase and the Fund’s investments the income of which is exempt from federal income tax may be less than 80% of the Fund’s net assets.

8.	Comment: The Staff notes the following statement included in each Fund’s principal investment strategy. Please include corresponding principal risk disclosure.

The Fund may engage in active and frequent trading of its portfolio securities.

Response: The Registrant has added “Portfolio Turnover Risk” to the “Principal Risks of Investing in the Fund” section for each Fund.

9.	Comment: Please format the following statement included in each Fund’s principal investment strategy in bold text.

The Fund should not be confused with a target date fund, which has assets that are managed according to a particular investment strategy that converts fund assets to conservative investments over time.

Response: Without agreeing that it is required, the text has been reformatted in bold.

10.	Comment: Please identify supplementally the broad-based index each Fund intends to use in the average annual total returns table.

Response: Each Corporate Bond ETF currently intends to use the ICE BofA US Corporate Index as its broad-based securities index. Each Municipal Bond ETF currently intends to use the ICE US Broad Municipal Index as its broad-based securities index.

11.	Comment: Please state that the portfolio managers listed are jointly and primarily responsible for the day-to-day management of each Fund.

Response: The Registrant believes the current disclosure is appropriate and consistent with Item 5 of Form N-1A, which states: “State the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio” (emphasis added).

12.

Comment: The Staff notes that the disclosure in the “Additional Strategies Information” section cross-references the “Fund Summary” for a more complete discussion. Item 9 disclosure should not cross reference to information included in the “Fund Summary” and instead should follow the layered approach contemplated by Form N-1A. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9. See IM Guidance Update 2014-08.

Response: The Registrant believes each Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategies and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to each Fund.

13.

Comment: Please remove the following disclosure included in the “Principal Strategies” discussion in the “Additional Strategies Information” section in each Prospectus. The Staff does not believe this disclosure falls within what is permitted by Item 9 of Form N-1A.

Bond Ladders. The fixed-income investment technique of building exposure to a portfolio of bonds with various maturities, through investment in the Funds, is called a bond ladder. Ladders may help create predictable streams of income, may reduce exposure to volatile stocks, and manage some potential risks from changing interest rates; however, such outcomes are not guaranteed.

Response: The Registrant has not removed the disclosure as requested. The Registrant believes the disclosure is informative to shareholders when read together with the Funds’ principal strategies. The Registrant notes Instruction C.3(b) of Form N-1A states a Fund may include information in the prospectus or the SAI that is not otherwise required, except in response to Items 2 through 8.

14.	Comment: Please disclose in the principal strategy in both Items 4 and 9 that each Fund is non-diversified.

Response: The Registrant believes the current disclosure is consistent with Item 4(b)(iv) of Form N-1A. Item 4(b)(iv), relating to Principal Risks of Investing in the Fund, states the following: “if applicable, state that the Fund is non-diversified, describe the effect of non-diversification (e.g., disclose that, compared with other funds, the Fund may invest a greater percentage of its assets in a particular issuer), and summarize the risks of investing in a non-diversified fund.” The Registrant believes the discussion of “Non-Diversification Risk” in the “Principal Risks of Investing in the Fund” section addresses Item 4(b)(iv). The Registrant believes that if non-diversification must be disclosed in “The Fund’s Principal Investment Strategy” section, it would be addressed in Item 4(a) of Form N-1A relating to Principal Investment Strategies of the Fund.

15.	Comment: If there are other factors that each Fund considers in its selection and sale process, please disclose these considerations in Item 9.

Response: The Registrant confirms the Adviser’s selection and sale process for the Funds is currently included in each “The Fund’s Principal Investment Strategy” section.

16.

Comment: The Staff notes the inclusion of “Conflicts of Interest Risk” in the “Non-Principal Risks” section. If a Fund will invest principally in money market funds managed by the Adviser, please move the “Conflicts of Interest Risk” discussion to the principal risks section and revise the disclosure to note this particular conflict.

Response: The Registrant has revised the “Money Market Risk” discussion as follows:

Money Market Risk: An investment in a money market fund is not a deposit of any bank and is not insured or guaranteed by the FDIC or any other government agency. Certain money market funds seek to preserve the value of their shares at $1.00 per share, although there can be no assurance that they will do so, and it is possible to lose money by investing in such a money market fund. A major or unexpected change in interest rates or a decline in the credit quality of an issuer or entity providing credit support, an inactive trading market for money market instruments, or adverse market, economic, industry, political, regulatory, geopolitical, and other conditions could cause the share price of such a money market fund to fall below $1.00. Other money market funds price and transact at a “floating” NAV that will fluctuate along with changes in the market-based value of fund assets. Shares sold utilizing a floating NAV may be worth more or less than their original purchase price. Recent changes in the regulation of money market funds may affect the operations and structures of money market funds. To the extent the Fund invests in a money market fund managed by the Adviser, the Adviser may have an incentive to take into account the effect on such money market fund in determining whether, and under what circumstances, to purchase or sell shares in that money market fund. Although the Adviser takes steps to address the conflicts of interest, it is possible that the conflicts could impact the Fund.

17.

Comment: The Staff notes that “Portfolio Turnover Risk” is listed as a non-principal risk of each Fund. Because each Fund states it will engage in active and frequent trading of portfolio securities, please move this risk to the principal risks section. In addition, please add disclosure to the Item 9 principal strategies section explaining the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, a Fund’s portfolio turnover may affect the Fund’s performance. See Instruction 7 to Item 9(b) of Form N-1A.

Response: The Registrant has added “Portfolio Turnover Risk” as a principal risk for each Fund and deleted the discussion from the non-principal risks section. With respect to an explanation of tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, a Fund’s portfolio turnover may affect the Fund’s performance, the Registrant notes the following two sentences included in the “Portfolio Turnover Risk” discussion:

Fund turnover generally involves a number of direct and indirect costs and expenses to the Fund, including, for example, brokerage commissions, dealer mark-ups and bid/asked spreads, and transaction costs on the sale of securities and reinvestment in other securities. The costs related to increased portfolio turnover may have the effect of reducing the Fund’s investment return, and the sale of securities by the Fund may result in the realization of taxable capital gains, including short-term capital gains.

18.	Comment: Please consider adding the following sentence, currently included in the “Trading Issues” discussion in the non-principal risks section, to the “New Fund Risk” discussion.

Although Fund Shares are listed for trading on the Exchange and may be listed or traded on U.S. and non-U.S. stock exchanges other than the Exchange, there can be no assurance that an active trading market for such Fund Shares will develop or be maintained.

Response: The Registrant believes the current “New Fund Risk” discussion is appropriate and addresses issues related to active trading markets for new funds. In particular, the Registrant notes the current “New Fund Risk” discusses the possibility of the Fund experiencing low trading volume when its size is small, and the risk of being delisted if it does not meet certain conditions of the listing exchange, including a requirement to have a minimum number of beneficial holders.

19.

Comment: With respect to each of the Municipal Bond ETFs, please add disclosure to the Item 4 principal strategy stating that the Fund will need shareholder approval to change its fundamental 80% policy.

Response: The Registrant has revised the first paragraph of each Municipal Bond ETF’s principal investment strategy as follows:

Under normal circumstances, SSGA Funds Management, Inc. (the “Adviser” or “SSGA FM”) invests at least 80% of the Fund’s net assets (plus borrowings for investment purposes) in municipal bonds that pay income that is exempt from regular federal income tax. Any change to this fundamental 80% investment policy will require shareholder approval. The Fund primarily invests in municipal bonds maturing in the year [20XX], which may include bonds with embedded issuer call options falling within that year. An embedded issuer call option means that the bond’s issuer has the right to redeem a bond prior to its designated maturity date. The Fund is part of the MyIncome suite of target maturity bond ETFs and is designed to terminate on or about [December 15, 20XX], at which point the Fund will distribute its remaining net assets to shareholders pursuant to a plan of liquidation. The Fund does not seek to distribute any predetermined amount at maturity.

20.

Comment: With respect to each Municipal Bond ETF, if a Fund will have material exposure to municipal securities issued by any jurisdiction experiencing financial distress, please identify such jurisdiction and add relevant risk disclosure (e.g., Puerto Rico).

Response: The Registrant confirms the Municipal Bond ETFs do not currently expect to have material exposure to municipal securities issued by any jurisdiction experiencing financial distress.

21.

Comment: With respect to each Municipal Bond ETF, it is the Staff’s view that during the target year wind down, as a general rule, the Fund should not be permitted to invest more than 20% of its assets in taxable investments. If the Funds intend to do so, please explicitly state under what circumstances the Fund would need to invest in taxable investments and identify the types of investments.

Response: Consistent with the Staff’s position noted in Comment 7 and the revisions to the disclosure made in response to Comment 7, investments made during each Municipal Bond ETF’s maturity year outside of investments the income of which is exempt from federal income tax may exceed 20%. To the extent possible, the Registrant intends for such investments to be in shares of municipal bond money market funds.

SAI Comments:

22.

Comment: With respect to footnote 1 in the “Investment Restrictions” section that relates to concentration, please also disclose that for the SPDR SSGA MyIncome Municipal Bond ETFs, for purposes of the restriction on industry concentration, if a municipal bond is backed principally by the assets and revenues of non-governmental users, the municipal bond will be deemed to be a security of an issuer in the industry of that non-governmental user and subject to the industry concentration restriction.

Response: The Registrant has added the following disclosure to the “Concentration” discussion in the “Investment Policies” section of the SAI:

The Funds do not intend to concentrate their investments in any particular industry. The Funds look to the Global Industry Classification Standard Level 3 (Industries) in making industry determinations. The Trust’s general policy is to exclude securities of the U.S. government and its agencies or instrumentalities, and tax-exempt securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions (except to the extent that the income from a municipal bond is derived principally from the assets and revenues of non-governmental users) when measuring industry concentration.

Part C Comments:

23.	Comment: Please strike “fulfills the role of” from Mr. Rosenberg’s title on the signature page of the Part C.

Response: The Registrant has made the requested change.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.

W. John McGuire, Esq.

Philip K.W. Smith, Esq.

Appendix A

Corporate Bond ETFs

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.15%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.15%
[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$15	$48

Municipal Bond ETFs

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.20%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.20%
[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$20	$64